Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting. Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to the shareholder meeting date.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INTERNET http://www.proxyvoting.com/bip

Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.

OR

TELEPHONE 1-866-540-5760

Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Your Internet or telephone vote authorizes the named proxies to vote your limited partnership units in the same manner as if you marked, signed and returned your proxy card.

WO# 60749

FOLD AND DETACH HERE

1. Brookfield Investment Resolution:

If no specification is made, VOTE FOR the resolution in the form annexed as Appendix A to the accompanying management information circular of the Partnership dated October 21, 2009 approving a transaction pursuant to which Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) will issue up to $450 million of redeemable partnership units of Brookfield Infrastructure to Brookfield Asset Management Inc. or its affiliates;

2. LPA Amendment Resolution

If no specification is made, VOTE FOR the resolution in the form annexed as Appendix B to the accompanying management information circular of the Partnership dated October 21, 2009 authorizing and approving an amendment to the amended and restated limited partnership agreement of the Partnership (the “LPA”) which reduces the quorum requirement for a meeting of the limited partners to holders representing, in the aggregate, 20 percent of the total outstanding limited partnership units, present in person or by proxy; and

3. OTHER:

At the discretion of the proxyholder, this proxy confers discretionary authority to vote on amendments or variations to the matters identified in the notice of meeting and such other business as may properly come before the meeting or any adjournment thereof.

Please mark your votes as indicated in this example

X

VOTE FOR

VOTE AGAINST

VOTE ABSTAIN

Mark Here for Address Change or Comments SEE REVERSE

Number of Units Signature of Unitholder Name of Unitholder (Please print clearly) Dated: 2009. NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian. Please give full title as such.

NOTES TO PROXY

1. Every holder has the right to appoint some other person of their choice, who need not be a Unitholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.) then all those registered should sign this proxy. If you are voting on behalf of an individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation, this proxy must be signed under its corporate seal or by the signatures of properly-authorized officers or attorneys.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the manager of the Partnership to the holder.

5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by the manager of the Partnership.

6. The securities represented by this proxy will be voted in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. Please see the Management Information Circular which accompanies and forms part of the Notice of Meeting for a full explanation of the rights of Unitholders regarding completion and use of this proxy and other information pertaining to the meeting.

8. This proxy is for use by registered Unitholders only. Non-registered Unitholders should refer to “Meeting and Voting Information — Voting of Units — Voting by Non-Registered Unitholders” in the attached Management Information Circular.

9. This instrument supersedes and revokes any prior appointment of proxy made by the undersigned with respect to the voting of the Units above at the meeting.

FOLD AND DETACH HERE

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(the “Partnership”) PROXY

FOR THE NOVEMBER 16, 2009 SPECIAL MEETING OF UNITHOLDERS

THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF BROOKFIELD INFRASTRUCTURE GROUP CORPORATION, AS MANAGER OF THE PARTNERSHIP

Appointment of Proxyholder:

The undersigned holder of limited partnership units (“Units”) in the Partnership (the “Unitholder”) hereby appoints Derek Pannell or, failing him, Arthur Jacobson, Jr., or instead of either of them , as proxy of the undersigned to attend and vote at the special meeting of Unitholders of the Partnership to be held on Monday, November 16, 2009 and at any adjournment thereof, upon the following matters:

Address Change/Comments

(Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES

P.O. BOX 3550

SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

WO# 60749